ROYAL BANK OF CANADA PROVIDES RESEGMENTED Q2 2008
SUPPLEMENTARY FINANCIAL INFORMATION

TORONTO, August 6, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced that revised Q2 2008 Supplementary Financial Information is now available on its website.

The historical comparative segment financial information was revised to reflect the realignment of its business segments, effective May 1, 2008 which was announced on April 11, 2008. The realignment resulted in the creation of a new Insurance segment, formerly a business under Canadian Banking, which provides a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S. as well as reinsurance for clients globally.

The realignment also resulted in the U.S. & International Banking segment being renamed as International Banking. Royal Bank of Canada now consists of five business segments: Canadian Banking, Wealth Management, Insurance, International Banking and Capital Markets.

The revised historical segment financial information for Canadian Banking and Insurance does not impact the previously reported consolidated financial information of Royal Bank of Canada.

The revised Q2 2008 Supplementary Financial Information reflecting the new reporting segments is available for download at www.rbc.com/investorrelations/ir_quarterly.html.

For further information please visit: www.rbc.com/investorrelations

Investor contact:
Bill Anderson, Director, Investor Relations, (416) 955-7804, william.anderson@rbc.com

Media contact:
Beja Rodeck, Director, Media Relations, (416) 974-5506, beja.rodeck@rbc.com